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NEWS RELEASE

SHAW ANNOUNCES REPURCHASE OF US$51,620,000 OF 13.5% SENIOR NOTES
DUE 2015 ORIGINALLY ISSUED BY CW MEDIA HOLDINGS INC.

Calgary, Alberta (December 21, 2010) – Shaw Communications Inc. (“Shaw”) announced today that its wholly-owned subsidiary Shaw Media Inc. (“Shaw Media”), as the successor to CW Media Holdings Inc., has completed the repurchase of $51,620,000 face amount of its 13.5% Senior Notes due 2015 (the “2015 Notes”). The 2015 Notes were originally issued by CW Media Holdings Inc. pursuant to an Indenture dated as of July 3, 2008 (the “Indenture”). Under the terms of the Indenture, because of Shaw’s indirect acquisition of the broadcasting assets of Canwest Global Communications Corp. on October 27, 2010, CW Media Holdings Inc. was required to make an offer to purchase all of the 2015 Notes outstanding at a cash price equal to 101% of the Accrued Value (as defined in the Indenture) thereof, plus accrued and unpaid interest.

As a result, on November 15, 2010, CW Media Holdings Inc. offered to purchase (the “Change of Control Offer”) all of the 2015 Notes outstanding for an effective purchase price of US$1,145.58 for each US$1,000 face amount of the 2015 Notes tendered to the offer. An aggregate of US$51,620,000 face amount of the 2015 Notes was tendered to the Change of Control Offer and was purchased for cancellation yesterday by Shaw Media for an aggregate price of approximately $60 million. The Change of Control Offer expired on December 15, 2010 (the last day to tender thereunder) and no further purchases are required.

After giving effect to the above purchase, US$260,380,000 face amount of the 2015 Notes with a total Accrued Value (as defined in the Indenture) of approximately US$282 million remains outstanding. The 2015 Notes are obligations solely of Shaw Media Inc. (as the successor to CW Media Holdings Inc.) and certain of its subsidiaries, and are not obligations of Shaw or any of Shaw’s other subsidiaries.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television, and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca